THINK PARTNERSHIP INC.
28050 US 19 North
Suite 509
Clearwater, Florida 33761
(727) 324-0046

July 28, 2006

VIA EDGAR FILING
Ms. Barbara Jacobs
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          Think Partnership Inc. Registration Statement

                on Form S-3 File No. 333-134823

Dear Ms. Jacobs:

 Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Think Partnership Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it may become effective on Tuesday August 1st at 5:00 p.m. Eastern Daylight Savings Time or  as soon as practicable thereafter.

The Company acknowledges:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Scott P. Mitchell
Scott P. Mitchell, Chief Executive Officer
President and Secretary